

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2025

Robert M. VanHimbergen
Sr. Vice President and Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

> **Re: Hillenbrand, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2024**
> **File No. 001-33794**

Dear Robert M. VanHimbergen:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing